Exhibit 9.01(g)

BioLife Solutions Q3 2011 Revenue Up 36 Percent Year over Year at $715,000; Up 15 Percent Over Q2 2011

More than 300 Direct and Indirect Customers Now Providing Solid Growth Foundation

BOTHELL, Wash., October 3, 2011 /PRNewswire/ -- BioLife Solutions, Inc. (OTCBB: BLFS), a leading developer and manufacturer of clinical grade biopreservation media products for cells and tissues and contract media manufacturer, today announced preliminary record revenue of $715,000 for its third quarter ended September 30, 2011; an increase of 36 percent compared to revenue of $525,000 reported in the same period last year. Sequentially, third quarter 2011 revenue increased 15 percent from the second quarter of 2011.

Mike Rice, Chairman and CEO, commented on BioLife's fifth consecutive quarter of record revenue by stating, "Despite the sustained sluggish worldwide economy, our revenue and customer base continued to grow as we shipped orders for BloodStor®, CryoStor®, and HypoThermosol® to several new and most existing customers in our strategic markets of regenerative medicine, biobanking, and drug discovery."

In leveraging its GMP production capacity and facility, BioLife also generates contract manufacturing revenue by performing aseptic media formulation, fill, and finish services for strategic customers, including OriGen Biomedical, a leading provider of biologic packaging products and biopreservation reagents, and also for a multi-billion dollar revenue life sciences and industrial filtration products company.

Rice continued, “We had a solid quarter of contract manufacturing revenue and are aggressively pursuing new business opportunities.  We also received significant orders from our distribution partners, with revenue for nine months of 2011 from distributors at 200 percent of our total revenue from this channel for all of 2010.  We are completely focused on growing our top line revenue to enable the Company to reach operating profitability.  Our third quarter performance illustrates the sustained progress we have made."

BioLife will be exhibiting and presenting at the AABB Annual Meeting and Cellular Therapy and Transfusion Medicine Expo, October 23-25, 2011 in San Diego, CA.  For more information, please visit http://aabb.org/annualmeeting.

The Company now provides updates via Twitter.  Follow BioLife here: http://twitter.com/#!/biolifesol

About BioLife Solutions, Inc.:

Founded in 1998, with the initial development of its intellectual property base in 1992, BioLife Solutions develops, manufactures, and markets patented hypothermic storage/transport and cryopreservation (freeze) media products for cells, tissues, and organs, and also performs contract media manufacturing and contract research and development. The Company's proprietary HypoThermosol and CryoStor platform of biopreservation media products are marketed to academic research institutions, hospitals, and commercial companies involved in cell therapy, tissue engineering, cord blood banking, drug discovery, and toxicology testing. BioLife's GMP products are serum-free and protein-free, fully defined, and pre-formulated to reduce preservation-induced, delayed-onset cell damage and death.  US FDA Master Files are available for cross-reference. BioLife's enabling technology provides research and clinical customers significantly extended storage stability and improved post-preservation viability and recovery of cells, tissues, and organs.  For more information please visit www.biolifesolutions.com.

Safe Harbor Statement

This shareholder communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, statements about BioLife Solutions, Inc. (the "Company") and its future operating results, strategies, and product development plans. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from the results expressed or implied in these forward-looking statements. Factors that may cause or contribute to such differences are more fully discussed, as are other factors, in Part I, Item1A. "Risk Factors" of the Company's Form 10-K for the fiscal year ended December 31, 2010, which is on file with the SEC and available at www.EDGAR.com. In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so except as may be legally necessary, even if the Company's estimates should change.

Media Relations:	Investor Relations:
Len Hall	Matt Clawson
Allen & Caron Inc	Allen & Caron Inc
(949) 474-4300	(949) 474-4300
len@allencaron.com	matt@allencaron.com